Exhibit 99.1

Foresight and Indian Drone Manufacturer Sign MOU for Autonomous Industrial Drones Project

The global drone inspection and monitoring market is projected to reach $21.3 billion by 2027, driven by demand in industries such as oil and gas, mining, critical infrastructure, and manufacturing. Revenues from the commercialization of the jointly developed technology may reach up to $32 million by 2031

Ness Ziona, Israel – April 10, 2025 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in three-dimensional (“3D”) perception systems, announced the signing of non-binding memorandum of understanding (the “MOU”) with a prominent Indian drone manufacturer to establish a framework for collaboration as part of the India-Israel Industrial research & development (R&D) and Technological Innovation Fund (“I4F”) program. This project follows Foresight’s signing of a commercial agreement with the same Indian drone manufacturer, as previously reported by the Company on January 14, 2025.

The joint project aims to develop rugged, autonomous industrial inspection drones equipped with visible-light and thermal sensors. According to a February 2023 market report by Markets and Markets, the global drone inspection and monitoring market, encompassing key industries such as oil and gas, mining, critical infrastructure, and manufacturing, was valued at approximately $10.5 billion in 2022 and is projected to reach $21.3 billion by 2027, growing at a compound annual growth rate (CAGR) of 15.1% during this period. This growth is driven by the increasing adoption of drones for their cost-effectiveness, efficiency, and safety benefits in hazardous environments. Based on projections made by the Indian drone manufacturer, revenues generated from the commercialization of the jointly developed technology may reach up to $32 million by 2031. To support development, the parties have applied for $5 million in funding from I4F.

Designed for reliable operation in GPS-denied environments, these autonomous drones will utilize advanced artificial intelligence-based algorithms for autonomous navigation, obstacle detection, and path planning. This enables them to efficiently navigate complex, cluttered spaces and function in harsh conditions.

Ideal for applications in oil & gas, power generation, mining, chemical processing, and critical infrastructure, the drones can operate in extreme conditions—including high temperatures, dust, smoke, and low visibility. By significantly reducing human exposure to dangerous conditions, accelerating inspection processes, and enabling predictive maintenance, the jointly developed system will help improve operational performance in challenging scenarios, increase efficiency, and lower costs. Unlike existing semi-autonomous solutions, this next-generation platform will feature fully integrated inertial navigation, real-time 3D mapping, and intelligent path planning—ensuring reliable performance in the most challenging environments.

About India-Israel Industrial R&D and Technological Innovation Fund (I4F)

The India-Israel Industrial R&D and Technological Innovation Fund (I4F) is a $40 million initiative jointly established by India’s Department of Science and Technology (DST) and the Israel Innovation Authority. The fund supports collaborative R&D projects between companies from both countries, aiming to co-develop and commercialize innovative technologies in key sectors such as healthcare, energy, agriculture, water, and information and communication technology.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing advanced three-dimensional (3D) perception and cellular-based applications. Through the Company’s controlled subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous driving, agriculture, heavy industrial equipment and unmanned aerial vehicles (UAVs).

Eye-Net Mobile develops next-generation vehicle-to-everything (V2X) collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in the urban mobility environment. By leveraging cutting-edge artificial intelligence (AI) technology, advanced analytics, and existing cellular networks, Eye-Net’s innovative solution suite delivers real-time pre-collision alerts to all road users using smartphones and other smart devices within vehicles.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on “X” (formerly Twitter), or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the aims of the MOU, the projected growth of applicable global drone inspection and monitoring sectors by 2027, the potential revenues that may be generated from the commercialization of drone inspection and monitoring technology by 2031, the potential advantages and benefits of this technology, and the possibility that this technology will feature fully integrated inertial navigation, real-time 3D mapping, and intelligent path planning. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission (“SEC”) on March 24, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654